April 18, 2017
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Melissa Raminpour
Ms. Claire Erlanger
Ms. Heather Clark

Re:	Live Nation Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2016
Form 8-K furnished February 23, 2017
File No. 001-32601

Ms. Raminpour, Ms. Erlanger and Ms. Clark:
Set forth below are the responses of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 4, 2017 with respect to the Company’s Form 10-K for the year ended December 31, 2016 and its Form 8-K furnished February 23, 2017. For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,
/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 30
Comment 1. We note that in your reconciliation of Segment Adjusted Operating Income, you begin the reconciliation with the non-GAAP measure rather than the GAAP measure. Please revise to begin the reconciliation with the GAAP measure, operating income (loss). See Question 102.10 of the Compliance and Disclosure Interpretations updated May 17, 2016.
Response: The Company will revise the presentation of this reconciliation in future filings accordingly.
Form 8-K furnished February 23, 2017
Exhibit 99.1
Reconciliation of Non-GAAP Measures to their Most Directly Comparable GAAP Measures (Unaudited), page 8
Comment 2. We note from your disclosure on page 8 that you reconcile free cash flow to adjusted operating income (AOI). Given that non-GAAP measures should be reconciled to the most directly comparable GAAP measures, please revise to reconcile free cash flow to the most directly comparable GAAP measure. In this regard, we note from your definition of free cash flow and intended uses on page 9, that it appears you use this measure as a liquidity measure, indicating that the most comparable GAAP measure would be cash flow from operating activities. Also, since your definition of free cash flow differs from the typical definition of cash from operating activities as disclosed in the statement of cash flows less capital expenditures, we believe you should retitle this measure. In addition, your revised reconciliation should begin with the GAAP measure and reconcile to the non-GAAP measure. Please revise accordingly.
Response: The Company agrees that given the stated intended uses of its free cash flow metric on page 9, this metric could be deemed to be a liquidity measure, and should therefore be reconciled to its most comparable GAAP liquidity measure. Accordingly, in future filings, the Company will adjust the definition and reconcile this metric to net cash provided by (used in) operating activities, which the Company believes will be the most directly comparable GAAP measure to the newly-defined measure. Such reconciliation will begin with the GAAP measure.
Based on the Company’s research of the practices of other reporting companies, there does not appear to be a single, consistent definition used by companies that utilize free cash flow as a non-GAAP measure. There are many companies that define free cash flow as something other than cash from operating activities less capital expenditures1. Accordingly, the Company respectfully requests
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1 The Staff have acknowledged this in the response to Question 102.07 of the Compliance and Disclosure Interpretations updated May 17, 2016: “However, companies should be aware that this measure [free cash flow] does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used.”

that it be permitted to continue to title this measure (as newly-defined per the preceding paragraph) “free cash flow.” As noted above, whenever it uses free cash flow, the Company will provide a clear description of how it is calculated as well as the necessary reconciliation, thus foreclosing any potential confusion with similarly-titled metrics used by other companies.
Comment 3: In accordance with Item 10(e)(1)(i)(A) of Regulation S-K, please consider revising to present your GAAP financial statements prior to your reconciliations of non-GAAP measures to avoid giving undue prominence to the non-GAAP data.
Response: The Company acknowledges the Staff’s comment and the need to comply with the equal prominence mandates of Item 10(e)(1)(i)(A) of Regulation S-K (“Item 10(e)(1)(i)(A)”). However, the Company respectfully believes that its placement of reconciliations of non-GAAP measures within its earnings release, the inclusion of which is required by Item 10(e)(1)(i)(B) of Regulation S-K (“Item 10(e)(1)(i)(B)”), complies with both the letter and the spirit of Item 10(e)(1)(i)(A).
We arrive at this conclusion, at least partially, by careful consideration of the implications of the guidance provided by Question 102.10 of the Compliance and Disclosure Interpretations updated May 17, 2016, which contains a non-exhaustive list of examples of disclosure of non-GAAP measures that the Staff would consider as more prominent. We do not believe that any of the examples are analogous to the placement of reconciliations of non-GAAP measures within our earnings release, nor do we think the concerns underlying those examples are present. In addition, as noted in the Company’s response to Comments 1 and 2 above, the Company will be revising the presentation of its reconciliations such that they will begin with the GAAP measure. The Company believes that this change has the added benefit of alleviating some of the Staff’s concerns regarding equal prominence.
The Company believes that, rather than causing an equal prominence issue under Item 10(e)(1)(i)(A), the Company’s placement of its reconciliations of non-GAAP measures serves the interests of its investors by making such reconciliations easily located and close to where the non-GAAP measures are actually “included” in the textual narrative (thus giving rise to the requirement to present the reconciliations), such that the differences between the GAAP and non-GAAP measures can be understood, as contemplated by Item 10(e)(1)(i)(B).